UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f

CELLDONATE INC.

(Exact name of registrant as specified in its charter)

Nevada	333-159300	None
(State or other jurisdiction	Commission	(IRS Employer
of incorporation)	file number	Identification No.)

665 West Flamingo Road

Suite 131-200

Las Vegas, Nevada 89147

Registrant’s telephone number, including area code: (650) 938-3325

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Introduction

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share (“Common Stock”), of Celldonate Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about October 3, 2013, by the Company to the holders of record of shares of its Common Stock as of the close of business on October 3, 2011. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board.

Change of Control

On September 10, 2013, certain sellers named thereof (the “Seller”), entered into a stock purchase agreement (“Purchase Agreement”) with certain purchasers named thereof (the “Purchaser”), pursuant to which the Purchasers purchased 12,824,875 shares of the Common Stock from the Sellers for an aggregate amount of $275,000 (the “Stock Purchase”). Immediately prior to the completion of the Stock Purchase, David Strebinger, Caring Capital Corp and Chelsea Greene, who owned an aggregate of 12,020,000 shares, or approximately 52.5% of the Common Stock of the Company, was the largest shareholders of the Company. With the completion of the Stock Purchase, Daniel Kunz, Commodore Commodity Corp., Ryan Hart, and Kenneth Orr Children’s Trust, own an aggregate of 11,757,150 shares, or approximately 51.32% of the Common Stock, and become the largest shareholders of the Company. The source of the funds for the purchase of the Common Stock was from their personal funds.

On September 30, 2013, Daniel Kunz was appointed as Executive Chairman of the Company and Ryan Hart was appointed Chief Executive Officer and President of the Company.

Michael Palethorpe, the Company’s sole officer and director tendered his resignation as President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer of the Company effective immediately and as a Director, which shall take effect on the 10th day following the filing of this Form 14(f).

On or about the 10th day after the filing of this Form 14(f), Mr. Palethorpe’s resignation as a director of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Name	Age	Position

Daniel Kunz	61	Executive Chairman
Ryan Hart	37	Chief Executive Officer, President and Director
Alexander Kunz	29	Chief Financial Officer and Director
Roy Eiguren	60	Independent Director
Steve McGrath	64	Independent Director

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The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

To the best of the Company’s knowledge, the incoming directors, were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Stock Purchase, except as disclosed herein. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws

Voting Securities

Our authorized capital stock consists of 100,000,000 shares of stock with a par value of $0.001 per share and 400,000 shares without par value. As of October 3, 2013, there were 22,910,000 shares of the Company’s common stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of October 3, 2013 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Daniel Kunz Executive Chairman	6,830,919	29.82%
Ryan Hart Chief Executive Officer, President and Director	1,570,622	5.46%
Alexander Kunz Chief Financial Officer and Director	750,000	3.27%
Roy Eiguren Independent Director	500,000	2.18%
Steve McGrath Independent Director	500,000	2.18%
All officers and directors as a group	10,151,541	44.31%
Commodore Commodity Corp. (3)	2,223,334	9.70%

(1)	Except as otherwise indicated, the address of each beneficial owner is the Company’s address.

(2)	Applicable percentage ownership is based on 22,910,000 shares of common stock outstanding as of October 3, 2013, together with securities exercisable or convertible into shares of common stock within 60 days of October 3, 2013 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of October 3, 2013 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Kenneth Orr holds voting and dispositive power of the shares held by Commodore Commodity Corp.

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Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new, current directors. The Directors serve one (1) year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on the Stock Purchase, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Michael Palethorpe – President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Secretary, Treasurer, Director

Michael Palethorpe has been our Chief Financial Officer, Principal Accounting Officer and Treasurer since our inception on August 15, 2006, and our President, Chief Executive Officer and Secretary since June 29, 2011. He also served as our director from our inception on August 15, 2006 to August 27, 2007, and was reappointed as our director on January 5, 2009.

For the past four years, Mr. Palethorpe has provided training, development, analysis and sales-related services to a number offer and “daily deal” -type businesses. In 2011, he founded Deal Seals Inc., a company focused on acquiring deal inventory from local merchants and brokering it to deal publishers, and he currently serves as its Chief Executive Officer. Prior to establishing Deal Seals, he served as the Director of Sales for Wantsa Media (Canada) Inc. from 2010 to 2011. In that role, Mr. Palethorpe assembled and supervised over 80 commission-based sales agents who were responsible for working with local merchants to create appealing consumer offers. During his time with Wantsa Media, the company developed a robust a scalable global platform for transacting offers and deals with online and mobile consumers.

From 2007 to 2011, Mr. Palethorpe worked as an account manager for Metasoft Systems Inc., an information technology consulting and software development firm. In 2008, he was the company’s top U.S. account manager, breaking several monthly sales records, and beginning in 2009 he managed a team that more than doubled the company’s sales over the next two years. From 2005 to 2006, Mr. Palethorpe worked in a self-employed capacity providing services to non-profit and philanthropic organizations on a number of projects. He is not currently a director of any other public company or any company registered as an investment company.

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Incoming Directors and Current Officers

Daniel Kunz – Executive Chairman

Mr. Kunz has significant experience in international mining, engineering and construction, including, marketing, business development, management, accounting, finance and operations. Mr. Kunz was senior vice president and Chief Operating Officer of Ivanhoe Mines Ltd. from November 1997 until October 2000, and then was President, Chief Executive Officer and director from November 2000 until March 2003. Mr. Kunz also headed the finance, development, construction and operation of a low cost heap leach, copper cathode mine in Myanmar, developed a small high-grade gold mine in South Korea, led the acquisition of the Savage River iron ore pellet mine and facility in Australia and directed the start up of test production at a metallurgically complex 13 million ounce gold mine in Kazakhstan. From April 2003 to March 2004, Mr. Kunz served as interim President and Director of Jinshan Gold Mines, a subsidiary of Ivanhoe Mines Ltd. In 2003 Jinshan Gold Mines was acquired by China National Gold Corp. Jinshan was engaged in heap leach gold production and through extensive local partnerships and ventures explored for copper, gold and platinum group metals in China. As Co-Founder, President and CEO of MK Gold Company, he directed its initial public offering on the NASDAQ exchange in 1993.

Mr. Kunz held executive positions with NYSE listed Morrison Knudsen Corporation (including as Corporate Vice President and Controller) for 17 years. During his tenure at Morrison Knudsen Corporation, Mr. Kunz was involved in international and local mine operations, engineering and finance for numerous contract mining and owned and operated coal, gold, silver, limestone, aggregate, and copper mines. Mr. Kunz holds a Masters of Business Administration and a Bachelor of Science in Engineering. Mr. Kunz was selected to serve on our Board based on his knowledge of and relationships in the mining business.

Ryan E. Hart – President, Chief Executive Officer and Director

After working several years at Credit Suisse and UBS in the fields of Equity Trading and Portfolio Management, Mr. Hart worked as an alternative investment advisor – with a strong focus on hedge funds and venture capital – to independent asset managers and high net worth individuals. Mr. Hart and his clients have been early investors in numerous public and private businesses, offering start-up and small companies the financial resources and network to execute their business plans and create sustainable shareholder value. Past and current portfolio holdings include investments in the information technology, oil and gas, precious metals mining and energy/resource recovery, tobacco as well as timber sectors. From November 2009 to December 2012, Mr. Hart first served as Chairman and later as Chief Executive Officer of another mining company, Turk Power Corporation. From December 2012 to September 2013, Mr. Hart served as Chief Executive Officer of Zinco de Brazil, a company primarily engaged in the mining business. Mr. Hart holds a Bachelor Degree in Business Administration and is fluent in German and English. The Board believes his knowledge of business makes him a valuable member of the Board.

Alexander Kunz – Chief Financial Officer and Director

Mr. Kunz practiced law as a junior associate at Capitol Law Group from August 2012 to April 2013. Thereafter, from April 2013 to present, he has served as an off counsel at Daniel Kunz & Associates, LLC, a company engaged in the business of mining and mineral exploration and consulting. Prior to joining Capital Law Group, Mr. Kunz attended Creignton University Law School for three years and received a J.D. degree and an M.S degree in 2012. He also received a B.S. degree in 2007. The Board has determined that Mr. Kunz’s experience in law and the mining business makes him a valuable member of the Board.

Roy Eiguren – Independent Director

Mr. Eiguren has been serving as President of Eiguren Fisher, a firm specializing in lobbying laws since April 2007. He received a J.D. degree in 1977 and a B.S. degree in 1974 from University of Idaho. Mr. Eiguren also serves as a director of the Idaho Independent Bank. The Board has determined that Mr. Eiguren’s legal expertise and industry knowledge makes him a valuable member of the Board.

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Steve McGrath – Independent Director

Mr. McGrath has been serving as Chief Chemist and Metallurgist at Montana Bureau of Mines since 2005. He received an M.S. degree in Metallurgy in 1992, an M.S. degree in Geochemistry in 1982 and a B.S. degree in Chemistry in 1980 from Montana Tech and a B.S. degree in Botany from University of Montana. Mr. McGrath was selected to serve on the Board based on his academic background and experience in the mining industry.

Family Relationships

Alexander Kunz, our Chief Financial Officer and Director, is the son of Daniel Kunz, our Executive Chairman. Other than disclosed herein, there are no family relationships between our officers and directors.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director, officer or affiliate of the registrant, any owner of record or beneficially of more than five percent of any class of voting securities of the registrant, or any associate of any such director, officer, affiliate of the registrant, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

During the past ten years, none of our officers, directors, promoters or control persons have been involved in any legal proceedings as described in Item 401(f) of Regulation S-K.

Executive Compensation

We have not had compensation arrangements in place for our executive officers and have not finalized any plan to compensate our executive officers in the future for their services. We intend to enter into employment agreements with our executive officers in the near future. We expect that the compensation arrangements may be comprised of a combination of cash and/or equity awards.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission “SEC”) and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended March 31, 2013, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

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Employment Agreements

We do not have written employment agreements with any of our key employees.

Committees of the Board of Directors

Due to our size, we have not formally designated a nominating committee, an audit committee, a compensation committee, or committees performing similar functions.

Board leadership structure and role in risk oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have traditionally determined that it is in the best interests of the Company and its shareholders to partially combine these roles. Due to the small size of the Company, we believe it is currently most effective to have the Chairman and Chief Executive Officer positions partially combined.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing us and our general risk management strategy, and also ensures that risks undertaken by us are consistent with the Board of Directors’ appetite for risk. While the Board of Directors oversees the Company, our management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Director Independence

Mr. Roy Eiguren and Mr. Steve McGrath are “independent” directors based on the definition of independence in the listing standards of the NASDAQ Stock Market LLC.

No Dissenters’ Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Magnolia Solar Corporation. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: October 3, 2013	Celldonates Inc.

	By:	/s/ Ryan Hart
	Name:	Ryan Hart
	Title:	President and Chief Executive Officer

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